Exhibit 99.2

Bitauto Announces First Quarter 2015 Unaudited Financial Results

BEIJING, May 8, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter 2015 ended March 31, 20151.

First Quarter 2015 Highlights

•	Revenue in the first quarter of 2015 was RMB701.3 million (US$113.1 million), a 98.4% increase from the corresponding period in 2014.

•	Gross profit in the first quarter of 2015 was RMB477.3 million (US$77.0 million), a 66.3% increase from the corresponding period in 2014.

•	Non-GAAP profit in the first quarter of 2015 was RMB18.0 million (US$2.9 million), a 60.3% decrease from the corresponding period in 2014.

•	Non-GAAP basic and diluted profit per ADS in the first quarter of 2015 was RMB0.29 (US$0.05) and RMB0.23 (US$0.04), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “For the first quarter of 2015, Bitauto saw strong top-line growth of 98.4% year-over-year. Our bottom line results also surpassed our previous guidance.”

“During the quarter, the Company generated over 25 million sales leads for our customers, with an increasingly large percentage of leads coming from the mobile end. We are excited to see consumers embrace the advantages of conducting automobile transactions through Bitauto’s online platforms and offline services, including Huimaiche and Yiche Mall. Following the January announcement of our strategic partnership with JD.com and Tencent, on April 15, we were delighted to launch JD.com automobile channel, operated exclusively by Bitauto. Early market reaction has been very positive and we will work closely with JD.com to promote the future development of the automobile channel in the months and years ahead.”

“In the quarters ahead, we will continue to execute on our three core business strategies. First, we will expand the range of value-added services on our EP platform, including our automobile transaction, CRM and automotive financing services. Second, we will invest heavily in our online and offline service infrastructure to create an even better automobile buying experience. Third, we will continue to invest in the Bitauto brand, with an emphasis on our mobile offerings. We are confident that these strategies will further solidify our industry leadership.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, chief financial officer of Bitauto, said, “During the quarter we were pleased to see our core businesses remain robust as we made significant progress building out our new business areas, including automobile transaction services and mobile offerings. Starting from the second quarter, we will appoint PwC as our independent auditor. PwC is also the auditor for our partners JD.com and Tencent. Having them on board will facilitate closer coordination among us and will pave the way to expand these relationships in the future. We appreciate Ernst & Young Hua Ming LLP’s high-quality service and their commitment over the past several years.”

First Quarter 2015 Results

Bitauto reported revenue of RMB701.3 million (US$113.1 million) for the first quarter of 2015, including advertising and subscription revenue of RMB605.5 million (US$97.7 million) and agent service revenue2 of RMB95.8 million (US$15.5 million), representing a 98.4% increase from the corresponding period in 2014. The increase in revenue was primarily attributable to the growth of the EP platform business, the digital marketing solutions business, and the advertising business.

Cost of revenue for the first quarter of 2015 was RMB224.0 million (US$36.1 million), representing a year-over-year increase of 236.8% from RMB66.5 million (US$10.7 million). Cost of revenue as a percentage of revenue in the first quarter of 2015 was 31.9%, compared to 18.8% in the corresponding period in 2014. The increase in cost of revenue was mainly due to an increase in direct costs in new products and services on the EP platform and other higher-direct-cost services.

Gross profit for the first quarter of 2015 was RMB477.3 million (US$77.0 million), representing a 66.3% increase from the corresponding period in 2014.

Selling and administrative expenses were RMB434.0 million (US$70.0 million) for the first quarter of 2015, representing an increase of 111.3% from the corresponding period in 2014. This increase was primarily attributable to an increase in expenses relating to an increase in selling and administrative headcount and an increase in employee salaries and benefits, as well as the Company’s mobile marketing efforts.

Product development expenses were RMB60.5 million (US$9.8 million) for the first quarter of 2015, a 119.6% increase from the corresponding period in 2014. The increase was primarily due to an increase in product development headcount and related expenses.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB37.1 million (US$6.0 million) in the first quarter of 2015, compared to RMB8.4 million (US$1.4 million) in the corresponding period in 2014. The increase was mainly due to the granting of restricted share units in 2014.

IFRS Operating loss in the first quarter of 2015 was RMB17.1 million (US$2.8 million), compared to an operating profit of RMB54.0 million (US$8.7 million) in the corresponding period in 2014. This was primarily attributable to the increase in expenses relating to the increase in headcount and employee salaries and benefits, marketing efforts, as well as direct costs in new products and services on the EP platform and higher-direct-cost services.

Non-GAAP Operating profit in the first quarter of 2015 was RMB30.8 million (US$5.0 million), compared to a non-GAAP operating profit of RMB62.4 million (US$10.1 million) in the corresponding period in 2014.

Income tax expense in the first quarter of 2015 was RMB16.1 million (US$2.6 million), compared to an income tax expense of RMB10.0 million (US$1.6 million) in the corresponding period in 2014.

IFRS loss in the first quarter of 2015 was RMB4.8 million (US$0.8 million), compared to an IFRS profit of RMB36.9 million (US$6.0 million) in the corresponding period in 2014. Basic and diluted loss per ADS, each representing one ordinary share, in the first quarter of 2015 amounted to RMB0.05 (US$0.01) and RMB0.10 (US$0.02), respectively.

Non-GAAP profit in the first quarter of 2015 was RMB18.0 million (US$2.9 million), a 60.3% decrease from the corresponding period in 2014. This was primarily attributable to the increase in expenses relating to the increase in headcount and employee salaries and benefits, marketing efforts, as well as direct costs in new products and services on the EP platform and higher-direct-cost services. Non-GAAP basic and diluted profit per ADS in the first quarter of 2015 amounted to RMB0.29 (US$0.05) and RMB0.23 (US$0.04), respectively.

First Quarter 2015 Business Segment Results

Revenue from the advertising business for the first quarter of 2015 was RMB314.5 million (US$50.7 million), representing an 84.0% increase from the corresponding period in 2014. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the advertising business for the first quarter of 2015 was RMB73.1 million (US$11.8 million), representing a year-over-year increase of 233.3% from RMB21.9 million (US$3.5 million) for the corresponding period in 2014. This was mainly due to an increase in higher-direct-cost services. Cost of revenue as a percentage of revenue in the first quarter of 2015 was 23.2%, compared to 12.8% in the corresponding period in 2014.

Gross profit from the advertising business for the first quarter of 2015 was RMB241.4 million (US$38.9 million), representing a 62.0% increase from the corresponding period in 2014.

Operating profit from the advertising business for the first quarter of 2015 was RMB38.3 million (US$6.2 million), representing a 6.9% increase from the corresponding period in 2014.

Revenue from the EP platform business for the first quarter of 2015 was RMB291.1 million (US$47.0 million), representing a 111.1% increase from the corresponding period in 2014. The increase was attributable to an increase in the number of paid customers and an increase in value-added services including automobile transactions, customer relationship management and automotive financing services.

Cost of revenue for the EP platform business for the first quarter of 2015 was RMB108.6 million (US$17.5 million), representing a year-over-year increase of 487.2% from RMB18.5 million (US$3.0 million) for the corresponding period in 2014. This was mainly due to an increase in direct costs in new products and services on the EP platform. Cost of revenue as a percentage of revenue in the first quarter of 2015 was 37.3%, compared to 13.4% in the corresponding period in 2014.

Gross profit from the EP platform business for the first quarter of 2015 was RMB182.4 million (US$29.4 million), representing a 52.8% increase from the corresponding period in 2014.

Operating loss from the EP platform business for the first quarter of 2015 was RMB75.3 million (US$12.2 million), compared to an operating profit of RMB27.5 million (US$4.4 million) in the corresponding period in 2014. This was primarily attributable to the increased investment in new products and services on the EP platform.

Revenue from the digital marketing solutions business for the first quarter of 2015 was RMB95.8 million (US$15.5 million), representing a 114.5% increase from the corresponding period in 2014, which reflects an increase in the number of advertising customers.

Cost of revenue for the digital marketing solutions business for the first quarter of 2015 was RMB42.2 million (US$6.8 million), representing a year-over-year increase of 62.0% from RMB26.1 million (US$4.2 million) for the corresponding period in 2014. The increase was mainly due to an increase in direct costs for the customer support services such as marketing activities and website design and maintenance for our customers.

Gross profit from the digital marketing solutions business for the first quarter of 2015 was RMB53.5 million (US$8.6 million), representing a 188.0% increase from the corresponding period in 2014.

Operating profit from the digital marketing solutions business for the first quarter of 2015 was RMB19.9 million (US$3.2 million), compared to an operating loss of RMB9.4 million (US$1.5 million) in the corresponding period in 2014.

As of March 31, 2015, the Company had cash and cash equivalents and time deposits of RMB5.81 billion (US$936.7 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the first quarter of 2015 were RMB84.9 million (US$13.7 million), RMB2.51 billion (US$404.5 million), and RMB4.88 billion (US$787.2 million), respectively.

Gross billings3 in the first quarter of 2015 was RMB978.8 million (US$157.9 million), compared to RMB480.1 million (US$77.5 million) in the corresponding period in 2014.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB43.0 million (US$6.9 million) as of March 31, 2015, compared to RMB104.7 million (US$16.9 million) as of December 31, 2014.

Trade receivables was RMB1.56 billion (US$251.1 million) as of March 31, 2015, compared to RMB1.34 billion (US$216.7 million) as of December 31, 2014. This increase was in line with gross billings growth.

The number of employees totaled 3,460 as of March 31, 2015, representing a 50.2% increase from the same period in 2014. This was primarily due to higher headcount in Bitauto’s customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto’s mobile product development team.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Recent Updates

As of March 31, 2015, the Company had a total of 63,311,294 ordinary shares, with 31,888,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP Basic and diluted per ADS figures for the first quarter of 2015 were calculated using a weighted average of 50,965,579 and 53,419,779 ADSs, respectively.

Change in Certifying Accountant

Bitauto announced that it has appointed PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm, to replace Ernst & Young Hua Ming LLP (“E&Y”), effective from May 9, 2015. The change of Bitauto’s independent registered public accounting firm was approved by the audit committee of the board. The decision was not made due to any disagreements between the Company and E&Y. E&Y’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 do not contain any adverse opinion.

Additional information on this announcement can be found in the Company’s Form 6-K furnished with the Securities and Exchange Commission today.

Second Quarter 2015 Outlook

Bitauto currently expects to generate revenue in the range of RMB970.0 million (US$156.5 million) to RMB1.0 billion (US$161.3 million) in the second quarter of 2015, representing a 85.7% to 91.5% year-over-year increase. Bitauto currently expects non-GAAP profit attributable to ordinary shareholders of the parent in the range of RMB80.0 million (US$12.9 million) to RMB100.0 million (US$16.1 million) in the second quarter of 2015, representing a 19.5% to 35.6% year-over-year decrease.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on May 8, at 8 AM U.S. Eastern Time (8 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004
Hong Kong:	+852-3018-6771 or 800-906-601

China:	800-8190-121 or 400-6208-038
International:	+65-6723-9381

Conference ID:	33916748

A replay of the conference call may be accessed by phone at the following number until May 15, 2015:

US:	+1-855-4525-696
International:	+61-2-8199-0299

Conference ID:	33916748

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising business, EP platform business, and digital marketing solutions business.

Bitauto’s advertising business offers a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto’s EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer customers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, the platform began providing automobile customers with additional value-added services, including automobile transaction, customer relationship management and automotive financing services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter of 2015 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) gain from deemed disposal of a joint venture and (v) share of amortization of equity investments’ intangible assets not on their books. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB
	Unaudited	Unaudited

Revenue	353,448,998	701,310,891
Cost of revenue	(66,496,626)	(223,970,571)

Gross profit	286,952,372	477,340,320

Selling and administrative expenses	(205,394,438)	(434,020,317)
Product development expenses	(27,527,387)	(60,449,912)

Operating profit/(loss)	54,030,547	(17,129,909)

Other income	143,904	4,853,419
Other expenses	(10,433,840)	(1,561,623)
Interest income	2,182,386	5,100,107
Interest expense	—	(1,469,473)
Share of profits/(losses) of associates and joint ventures	966,382	(4,754,291)
Gain from deemed disposal of a joint venture	—	26,206,653

Profit before tax	46,889,379	11,244,883

Income tax expense	(9,964,255)	(16,080,900)

Profit/(loss) for the period	36,925,124	(4,836,017)

Total comprehensive income for the period	42,286,693	1,269,052

Profit/(loss) for the period attributable to:
Ordinary shareholders of the parent	36,925,124	(2,766,494)

Total comprehensive income for the period attributable to:
Ordinary shareholders of the parent	42,286,693	3,338,575

Other financial data (unaudited)
Non-GAAP profit for the period	45,327,259	18,010,029

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB
	Unaudited	Unaudited

Profit/(loss) for the period	36,925,124	(4,836,017)
Share-based payments	8,402,135	37,112,690
Amortization of intangible assets resulting from business acquisitions	—	10,847,457
Fair value adjustment of contingent considerations	—	888,627
Gain from deemed disposal of a joint venture	—	(26,206,653)
Share of amortization of equity investments’ intangible assets not on their books	—	203,925

Non-GAAP profit for the period	45,327,259	18,010,029

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2014	March 31, 2015
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	1,343,373,607	1,556,329,255
Bills receivables	104,716,846	42,964,474
Time deposits	61,190,000	2,286,741,060
Cash and cash equivalents	1,221,472,624	3,519,694,901
Other current assets	186,260,356	296,458,373
Non-current assets	758,293,805	975,397,209

Total assets	3,675,307,238	8,677,585,272

Liabilities
Trade payables	589,152,700	593,385,071
Other current liabilities	838,380,130	924,055,745
Non-current liabilities	86,859,499	1,644,794,370

Total liabilities	1,514,392,329	3,162,235,186

Total equity	2,160,914,909	5,515,350,086

Total liabilities and equity	3,675,307,238	8,677,585,272

Operating segment information

	For the Three Months Ended
	March 31, 2014	% of Revenue	March 31, 2015	% of Revenue	% Change
	RMB000s Unaudited		RMB000s Unaudited

Advertising business
- Revenue	170,896		314,486		84.0%
- Gross profit	148,965	87.2%	241,397	76.8%	62.0%
- Operating profit	35,862	21.0%	38,319	12.2%	6.9%

EP platform business
- Revenue	137,898		291,053		111.1%
- Gross profit	119,396	86.6%	182,405	62.7%	52.8%
- Operating profit/(loss)	27,520	20.0%	(75,335)	(25.9%)	(373.7%)

Digital marketing solutions business
- Revenue	44,655		95,772		114.5%
- Gross profit	18,591	41.6%	53,538	55.9%	188.0%
- Operating (loss)/profit	(9,351)	(20.9%)	19,886	20.8%	(312.7%)